SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 459,860
	8	SHARED VOTING POWER 1,148,030
	9	SOLE DISPOSITIVE POWER 459,860
	10	SHARED DISPOSITIVE POWER 1,148,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,607,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,555
	8	SHARED VOTING POWER 3,295,219
	9	SOLE DISPOSITIVE POWER 22,555
	10	SHARED DISPOSITIVE POWER 3,295,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,317,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65341D102

SCHEDULE 13D/A

This Amendment No. 3 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”) and James D. Dondero, and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015 and April 23, 2015. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 3. Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”). As of April 28, 2015, the Reporting Persons had purchased additional shares of Common Stock with working capital in open market purchases for an aggregate purchase price of approximately $11,891,331.83.

Item 5. Interest in Securities of the Issuer.

(a) As of April 28, 2015, Highland Capital may be deemed to beneficially own 1,607,890 shares of Common Stock, which represents approximately 7.6% of the outstanding Common Stock, and James D. Dondero may be deemed to beneficially own 3,317,774 shares of Common Stock, which represents approximately 15.6% of the outstanding Common Stock.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.(1)	459,860	1,148,030	459,860	1,148,030
James D. Dondero(2)	22,555	3,295,219	22,555	3,295,219

(1)	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.

(2)	These shares are held by Mr. Dondero both directly and indirectly through Highland Capital (as described in footnote (1) above), one or more employee benefit plans and one or more trusts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

CUSIP No. 65341D102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2015

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 28, 2015.

Date	Effected By	Nature of Transaction	Quantity	Price
3/23/15	Highland Capital	Spin-Off	760,242	—
3/23/15	James D. Dondero	Spin-Off	2,470,129	—
4/1/15	Highland Capital	Open Market Purchase	13,928	$13.8489
4/2/15	Highland Capital	Open Market Purchase	35,951	$13.6026
4/6/15	Highland Capital	Open Market Purchase	143,044	$14.4589	(1)
4/13/15	Highland Capital	Open Market Purchase	39,775	$13.8455
4/17/15	Highland Capital	Open Market Purchase	114,500	$14.0019	(2)
4/21/15	Highland Capital	Open Market Purchase	213,700	$13.9906	(3)
4/23/15	Highland Capital	Open Market Purchase	144,000	$13.9047
4/24/15	Highland Capital	Open Market Purchase	142,750	$13.9778

(1)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $14.3701 to $14.4943, inclusive. The Reporting Persons undertake to provide to NexPoint Residential Trust, Inc. (“NXRT”), any security holder of NXRT or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.
(2)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $13.9972 to $14.0032, inclusive. The reporting persons undertake to provide to NXRT, any security holder of NXRT or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.
(3)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $13.9500 to $14.0319, inclusive. The reporting persons undertake to provide to NXRT, any security holder of NXRT or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.